Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

51 WEST 52ND STREET

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

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IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 - 1000
FACSIMILE: (212) 403 - 2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)

OF COUNSEL

WILLIAM T. ALLEN	PHILIP MINDLIN
PETER C. CANELLOS	ROBERT M. MORGENTHAU
DAVID M. EINHORN	BERNARD W. NUSSBAUM
KENNETH B. FORREST	ERIC S. ROBINSON
THEODORE GEWERTZ	PATRICIA A. ROBINSON*
MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ
RICHARD D. KATCHER	ELLIOTT V. STEIN
THEODORE A. LEVINE	WARREN R. STERN
DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS
ROBERT B. MAZUR	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
AMANDA K. ALLEXON	MARK A. KOENIG
LOUIS J. BARASH	J. AUSTIN LYONS
DIANNA CHEN	ALICIA C. McCARTHY
ANDREW J.H. CHEUNG	SABASTIAN V. NILES
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

Direct Dial: (212) 403-1180

Direct Fax: (212) 403-2180

Email: GSMoodie@wlrk.com

July 3, 2014

VIA EDGAR

Michael Clampitt
Senior Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C.  20549

Re:	Hilltop Holdings Inc.
Registration Statement on Form S-4
Filed May 29, 2014
File No. 333-196367

Dear Mr. Clampitt:

On behalf of our client, Hilltop Holdings Inc. (“Hilltop”), we are providing Hilltop’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 25, 2014, with respect to the above-referenced filing.

This letter and Amendment No. 1 (“Amendment No. 1”) to Hilltop’s Registration Statement on Form S-4 (File No. 333-196367) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 1 marked to indicate changes from the version filed on May 29, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 1. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 1.

Registration Statement on Form S-4 filed May 29, 2014

General

1.                          Please supplementally provide the staff with any board books prepared for the SWS board of directors in conjunction with the merger.

Response:  In response to the Staff’s comment, supplemental materials are being provided under separate cover.

Prospectus Cover Page

2.                          Please disclose the title and aggregate number of securities offered. See Item 501(b)(2) of Regulation S-K.

Response:  We respectfully refer the Staff to the first sentence of the third paragraph of the prospectus cover page, which discloses that Hilltop expects to issue an aggregate of approximately 10.3 million shares of its common stock upon completion of the merger. In Amendment No. 1, this sentence and the first sentence of the second paragraph of the prospectus coverage page have each been revised to indicate the par value of Hilltop’s common stock.

Questions and Answers

How will the merger affect outstanding SWS restricted shares…, page v

3.                          Revise to disclose the number of restricted shares and options outstanding as of the latest practicable date, the number of unvested restricted shares, the number of restricted shares that may be issued pursuant to the merger agreement with a listing of the names and maximum shares that may be issued prior to the completion of the merger.

Response:  In response to the Staff’s comment, the disclosure on page v of Amendment No. 1 has been revised.

Am I entitled to exercise appraisal/dissenter rights…, page viii

4.                          Revise to use bullets and list the steps that must be taken or not taken to preserve shareholder’s rights.

Response:  In response to the Staff’s comment, the disclosure on page x of Amendment No. 1 has been revised.

What is Hilltop’s current relationship with SWS, page x

5.                          Revise the second bullet to disclose the warrant period and exercise price.

Response:  In response to the Staff’s comment, the disclosure on page xii and page 4 of Amendment No. 1 has been revised.

Other Q&A’s

6.                          Revise to add a Q&A for the benefits and/or interests of officers and directors that are different than other shareholders, such as employment, options, etc. and quantify their value.

Response:  In response to the Staff’s comment, a Q&A has been added on pages vi-vii of Amendment No. 1.

Summary

What Holders of SWS Equity-Based Awards Will Receive, page 3

7.                          Please disclose how many restricted and deferred shares of SWS common stock, respectively, are currently outstanding.

Response:  In response to the Staff’s comment, the disclosure on page 3 of Amendment No. 1 has been revised.

Hilltop’s Relationship with SWS, page 4

8.                          Please disclose the percentage of SWS common stock that Hilltop currently owns. Make corresponding revisions where appropriate, namely where you discuss the vote needed to approve the merger agreement.

Response:  In response to the Staff’s comment, the applicable disclosure on pages viii, xii, 4, 64 and 277 of Amendment No. 1 has been revised.

Risk Factors

The fairness opinion…, page 31

9.                          Revise to disclose the implied value of the SWS common stock on the date of the fairness opinion and also disclose the implied value as of the most recent date practicable.

Response:  In response to the Staff’s comment, the disclosure on page 33 of Amendment No. 1 has been revised.

Other Risks

10.                   Revise to disclose the book value of SWS common stock as of the latest practicable date and also disclose Per Equivalent pro forma book value of each SWS share giving effect to the merger.

Response:  In response to the Staff’s comment, the disclosure on page 32 of Amendment No. 1 has been revised.

The SWS Special Meeting

Appraisal/Dissenter’s Rights, page 63

11.                   Please outline the procedure shareholders need to follow to perfect their rights under Delaware law. Please make corresponding revisions where appropriate, including in the Q&A.

Response:  In response to the Staff’s comment, the applicable disclosure on pages x, 7 and 65 of Amendment No. 1 has been revised, and corresponding revisions have been made in the Q&A and Summary sections.

Information About the Companies - Hilltop

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Allowance for Loan Losses, page 128

12.                   Please revise your next amendment to provide a more robust and detailed discussion of how you determine the allowance for loan losses. Your disclosure should discuss, as appropriate, but not be limited to:

•                  how you group loans with similar characteristics (e.g. geography, past-due status, internal risk ratings, etc.);

•                  how forecasted probable losses are determined (e.g. historical loss rates adjusted for environmental factors, migration analysis, etc.);

•                  the key qualitative factors you considered and the impact on forecasted probable losses; and

•                  the time frames over which you evaluate historical loss experience.

Response:  In response to the Staff’s comment, the applicable disclosure on page 132 of Amendment No. 1 has been revised, and corresponding revisions have been made in the Notes to the consolidated financial statements of Amendment No. 1 on pages F-15, F-46 and F-47, as well as in the Notes to the consolidated financial statements (unaudited) of Amendment No. 1 on page F-122.

Executive Compensation

All Other Compensation, page 209

13.                   We note that the amounts of compensation awarded in the form of perquisites and personal benefits to Messrs. Huffines and Schaffner in 2013 do not equal the itemized amounts detailed in the first footnote to the table. Please reconcile these amounts in your next amendment.

Response:  In response to the Staff’s comment, Footnote (1) to the “All Other Compensation” table on page 212 of Amendment No. 1 has been supplemented to discuss the $750 difference that was not itemized previously.

14.                   We note that the Company did not include the amounts listed under “All Other Compensation” in its Summary Compensation Table included in its 2013 10-K. Please include such information in future filings.

Response:  We hereby confirm on behalf of Hilltop that it will include the amounts listed under “All Other Compensation” in the Summary Compensation Table included in its future filings.

Certain Relationships and Related Party Transactions

Hilltop Sublease, page 224

15.                   We note your disclosure that the Company pays $219,640 annually for the specified premises “plus additional rent due under the base Lease.” Please quantify the additional rent and include the aggregate amount paid under the Lease and Sublease.

Response:  In response to the Staff’s comment, the disclosure on page 227 of Amendment No. 1 has been revised to provide additional disclosure with respect to this item.

16.                   We note that the Company was not willing to waive the Merger Covenant, which would have allowed SWS to pursue other merger options. Please include disclosure regarding the Company’s unwillingness to waive the Merger Covenant, and SWS’s corresponding limitations in pursuing merger partners, in the Q&A, summary and where otherwise appropriate. Please also include a related risk factor discussion.

Response:  In response to the Staff’s comment, the applicable disclosure on pages xii, 4 and 277 of Amendment No. 1 has been revised, and a related risk factor discussion has been included on page 35 of Amendment No. 1.

SWS’s Reasons for the Merger, page 245

17.                   We note that Messrs. Ford and Crandall recused themselves from voting on the merger. Please disclose the recusals wherever you state that the SWS board of directors or its special committee recommends that SWS stockholders adopt the merger agreement.

Response:  In response to the Staff’s comment, the applicable disclosure on the prospectus cover page, cover letter, vii, viii, 2, 64 and 67 of Amendment No. 1 has been revised.

The Merger Agreement

Treatment of Warrants, page 277

18.                   We note your disclosure that Hilltop’s warrant to acquire SWS common stock will be cancelled if it is outstanding at the closing of the merger. Please include this disclosure wherever you discuss the relationship between Hilltop and SWS.

Response:  In response to the Staff’s comment, the applicable disclosure on pages xii, 4 and 277 of Amendment No. 1 has been revised.

Audited Consolidated Financial Statements, Years Ended December 31, 2013, 2012 and 2011

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting and Reporting Policies

Acquired Loans, page F-14

19.                   We note you initially accounted for purchased credit impaired loans acquired in the PlainsCapital Merger and the FNB transaction on both an individual basis and on a pooled basis. Please tell us whether any of the purchased credit impaired loans have been subsequently treated as a troubled debt restructuring and the accounting literature being followed.

Response:  On behalf of Hilltop, we respectfully advise the Staff that certain purchased credit impaired loans that are accounted for on an individual basis have been modified subsequent to acquisition in troubled debt restructurings (“TDRs”). Hilltop accounts for such loans under the provisions of ASC 310-40. Purchased credit impaired loans accounted for in pools of loans with similar risk characteristics are not subject to the TDR guidance in ASC 310-40, as indicated in ASC 310-40-15-11d and ASC 310-30-40-1. Modifications to such pooled purchased credit impaired loans affect the estimated future cash flows of the pool.

Note 2. Acquisitions

FNB Transaction, F-22

20.                   Please revise the statement, “For the period from September 14, 2014 through December 31, 2013, …” to reference “September 14, 2013” in your next amendment, or advise otherwise.

Response:  In response to the Staff’s comment, the above-referenced statement on page F-22 of Amendment No. 1 has been revised to reference September 14, 2013.

Unaudited Consolidated Interim Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 3. Fair Value Measurements, F-102

21.                   Please revise your next amendment to include the disclosure requirements of ASC 820-10-50-2.bbb for recurring and nonrecurring fair value measurements categorized within Level 3 of the fair value hierarchy. Specifically, please disclose quantitative information about the significant observable inputs used in the fair value measurement.

Response:  In response to the Staff’s comment, Note 3 to the consolidated financial statements (unaudited) of Amendment No. 1 has been revised to include the requested disclosures on pages F-104 - F-106.

22.                   Please revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent impaired loans, including any noted differences by loan type. In your response, please also disclose any adjustments you make to appraised values, including those made as a result of outdated appraisals and how this information is considered in your determination of the allowance for loan losses.

Response:  In response to the Staff’s comment, Note 3 to the consolidated financial statements (unaudited) of Amendment No. 1 has been revised to include the requested disclosures on page F-106.

Note 5. Non-Covered Loans and Allowance for Non-Covered Loan Losses, F-112

23.                   We note your disclosure that there were $5.3 million and $4.1 million of non-covered, non-purchased credit impaired loans at March 31, 2014 and December 31, 2013, respectively. Please revise your next amendment to provide the disclosures required by ASC 310-10-50-15 for all impaired loans, including non-covered, non-PCI impaired loans, in the periods presented.

Response:  In response to the Staff’s comment, Notes 5 and 6 to the consolidated financial statements (unaudited) of Amendment No. 1 has been revised to include the requested disclosures on pages F-115, F-116, F-127 and F-128.

24.                   Please revise your next amendment to include the disclosures required by ASC 310-10-50-34 for the periods presented.

Response:  In response to the Staff’s comment, Note 5 to the consolidated financial statements (unaudited) of Amendment No. 1 has been revised to include the requested disclosures on page F-119.

25.                   Please revise your next amendment to disclose the remaining amount of nonaccretable difference remaining at each of the reporting period presented.

Response:  In response to the Staff’s comment, Notes 5 and 6 to the consolidated financial statements (unaudited) of Amendment No. 1 has been revised to include the requested disclosures on pages F-115 and F-127.

*       *       *

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1180 or by email at GSMoodie@wlrk.com.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Gordon S. Moodie

Gordon S. Moodie

cc:	Corey G. Prestidge, Hilltop Holdings Inc.
David E. Shapiro, Wachtell, Lipton, Rosen & Katz
Allen R. Tubb, SWS Group, Inc.
George R. Bason, Jr., Davis Polk & Wardwell LLP
H. Oliver Smith, Davis Polk & Wardwell LLP
William L. Taylor, Davis Polk & Wardwell LLP